EXHIBIT 99.1

Press Release Dated April 30, 2013, Suncor Energy shareholders approve all resolutions at Annual General Meeting

News Release

FOR IMMEDIATE RELEASE

Suncor Energy shareholders approve all resolutions at Annual General Meeting

Calgary, Alberta (April 30, 2013) – Suncor Energy held its Annual General Meeting of Shareholders in Calgary today. A total of approximately 1.036 billion shares (approximately 68.18 % of outstanding common shares) were represented in person or by proxy.

During the regular business proceedings at the meeting, shareholders approved the following resolutions:

1.            The appointment of 12 board members (11 of whom are independent), with shares represented at the meeting voting in favour of individual directors as follows:

Mel E. Benson	96.74%
Dominic D’Alessandro	98.92%
John T. Ferguson	98.87%
W. Douglas Ford	96.82%
Paul Haseldonckx	98.87%
John R. Huff	96.65%
Jacques Lamarre	99.02%
Maureen McCaw	96.88%
Michael W. O’Brien	98.95%
James W. Simpson	96.80%
Eira M. Thomas	86.31%
Steven W. Williams	99.20%

2.            The appointment of PricewaterhouseCoopers LLP as Suncor’s auditors.

3.            The resolution to increase the number of common shares of Suncor reserved for issuance pursuant to the Suncor Energy Inc. Stock Option Plan by an additional 23,000,000 common shares, with 86.94 % of shares represented at the meeting voting in favour of the resolution.

4.            Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular, with 92.71 % of shares represented at the meeting voting in favour of the advisory resolution.

Note: The biographies of Board members and further details about Suncor’s corporate governance practices are available on suncor.com.

The text of remarks by Steve Williams, president and chief executive officer, and Bart Demosky, chief financial officer, are available in the newsroom section of suncor.com. An archive of the video webcast of the meeting will be available for the next 90 days at suncor.com/webcasts.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
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also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com